EXHIBIT 99.1

Just Energy Group Inc. Announces Election of Directors

TORONTO, June 27, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”), announces that at its annual and special meeting of shareholders held yesterday, each of the six individuals nominated at the meeting was elected a director of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed.

The results of the shares voted in respect of each director elected are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
R. Scott Gahn	79,179,657	98.79	967,916	1.21
H. Clark Hollands	78,906,600	98.45	1,240,973	1.55
Rebecca MacDonald	78,624,240	98.10	1,523,333	1.90
Patrick McCullough	79,114,662	98.71	1,032,911	1.29
M. Dallas H. Ross	72,985,529	91.06	7,162,044	8.94
William F. Weld	77,693,654	96.94	2,453,919	3.06

In addition, all other resolutions tabled at the meeting were approved by Just Energy’s shareholders, including the appointment of Ernst & Young LLP as auditors, the advisory “Say-on-Pay” vote and the amendments to the Directors’ Compensation Plan. Detailed voting results for all resolutions will be posted under Just Energy’s SEDAR profile at www.sedar.com and on the U.S. Securities Exchange Commission’s website at www.sec.gov

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com